

June 6, 2011

Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

     Re: People's United Financial, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               File No. 001-33326

Dear Mr. Walters,

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 27

Allowance for Loan Losses, page 27

1.   We note your disclosure here and in various places throughout your filing that you maintain the allowance for loan losses at a level that is deemed to be "adequate" to absorb probable losses inherent in the respective loan portfolios. If true, please revise your future filings to confirm that you recorded the allowance for loan losses at the

amount that you believe to be the "appropriate" estimate of your inherent probable losses within your loan portfolio.

2.   Please revise your disclosure in future filings to provide a more robust discussion of how you determine your allowance for loan losses for smaller-balance homogeneous loans with similar risk and loss characteristics. For example, explain whether you use a migration analysis based on historical loss factors, over what period the loss factors are derived and the basis for segregating your portfolio into pools with similar risk and loss characteristics.

Non-GAAP Financial Measures and Reconciliations to GAAP, page 31

3.   We note your reconciliation and calculation of the efficiency ratio on page 32. Please expand your disclosures in future filings to address the following:

- Explain in further detail the types of changes included in the "fair value adjustments" line item. For example, discuss whether it includes things such as non-recurring fair value measurements such as impairments to record loans at fair value less costs to sell, loans held for sale and other real estate owned and repossessed assets, or just things such as changes in the fair value of derivatives and trading securities;
- Tell us why there were not fair value adjustments prior to 2008;
- Separately quantify and discuss what is classified as "other one-time charges" and clarify how it relates to "one-time charges" included as part of the adjustments to operating earnings on page 33; and
- Separately quantify and discuss what is classified as "other".

4.   We note your presentation of "operating earnings" and "operating earnings per share" on page 33. In future filings, please separately quantify and identify each item as part of the reconciliation to the most closely comparable GAAP measure.

Residential Mortgage Lending, page 60

5.   We note your disclosure on page 62 that you have $1.8 billion of home equity credit lines and $217.6 million of second mortgages. Please respond to the following regarding your home equity credit line and second mortgage portfolio:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings;
- Tell us and disclose the percentage of the home equity credit line portfolio and second mortgage portfolio where you also hold the first lien;

- Tell us whether the default and delinquency statistics for the second mortgages and home equity credit lines where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan;
- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on your home equity credit line portfolio;
- Describe the terms of the home equity credit lines in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing; and
- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Asset Quality

Portfolio Risk Elements – Residential Mortgage Lending, page 63

6.   We note your disclosure on page 64 regarding your representations and warranties exposure. We also note your past practice of selling a significant amount of your residential mortgage loans into the secondary market, particularly during the late 2006 – early 2010 time-period. Please tell us and revise your future filings to disclose whether in fact you have been receiving any repurchase requests from the GSEs and other third-party investors with respect to alleged breaches of representations, describe your process for estimating your exposure as a result of such claims, and clarify whether you have recorded a liability for this exposure. In addition, to the extent that the volume of these repurchase requests increase or your exposure becomes material, please consider providing the following disclosures in your future filings:

- Providing a roll-forward of the reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses;
- Discussion of time period permitted to respond to the request and ramifications of a non-timely response;
- Levels of unresolved claims existing at the balance sheet date by claimant;
- Disclosure, by claimant and loan type, of the amount of unpaid principal balance of loan repurchase requests that were resolved during the period;
- Description of methodology and key assumptions used in determining the repurchase reserve;
- Qualitative discussion of any trends in claimant requests or types of provisions causing the repurchase requests;
- Rejected claim success rates, by type of claimant;

- Whether you have recourse back to any broker or mortgage company who sold you the loan, and if so, the types of actions, and success rates, of getting reimbursed for the claim. Also discuss how this expectation is being factored into the reserve obligation; and
- To the extent that it is at least reasonably possible that exposure to loss exists in excess of amounts accrued, discuss the possible loss or range of loss or provide explicit disclosure why an estimate cannot be made.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-8

Loans, page F-10

7.   We note your disclosure on page F-11 that if a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported at the present value of estimated future cash flows using "the loan's existing rate" or the "fair value of the collateral" if repayment is expected solely from the collateral. We also note your disclosure on page F-12 that individually impaired loans are measured based upon observable market prices, the present value of expected future cash flows discounted at the loan's "original effective interest rate" or the value of the collateral less costs to sell. Please confirm, and clarify in future filings, that for purposes of measuring impairment for loans using a discounted cash flow approach that you are using the loan's original effective interest rate in all cases, in accordance with the guidance in ASU 310-10-35-22, as well as confirm that when you measure impairment based on the collateral value, that the measurement is always recorded based upon fair value of the collateral less costs to sell.

Note 2 – Acquisitions, page F-21

8.   We note your disclosure on page F-25 that the discounts on the loans acquired in your 2010 acquisitions were due, in part, to credit quality. We also note that you have applied the provisions of ASC 310-30 to all of your loans acquired in 2010. Please respond to the following:

- Tell us how you determined that the discounts on all of these loans – particularly those that were not part of a failed bank acquisition – were attributable, in part, to credit quality;
- Explain whether this determination was made on a loan-by-loan or pooled basis. To the extent that your determination was made on a pooled basis, tell us how you considered the guidance in ASC 310-30-15-7 which requires that each loan first be *individually* determined to meet the scope of ASC 310-30-15-2 before it can be aggregated into a pool of loans with common risk characteristics;

- Tell us specifically whether you believe that all of the loans in each pool evidenced credit deterioration on an individual basis and explain your basis for that belief;
- More clearly explain your basis for segregating your acquired loans into pools with common risk characteristics and quantify the number of pools identified for each acquisition. In this regard, discuss how you determined that additional loan pools were not needed based on aggregation of common risk characteristics at a more granular level (e.g., based on risk ratings, FICO scores, size, interest rate, vintage, term, etc.); and
- In cases where you may have determined that a loan evidenced impairment even though it was performing under the terms of the loan agreement, please tell us in detail how you determined that the loan exhibited signs of credit deterioration such that the discount on the loan was attributable, in part, to credit quality. Identify the information you relied on in making that determination.

9. Tell us, and disclose in future filings, the factors that make up the goodwill recognized in your acquisitions, as well as the amount of goodwill that is expected to be deductible for tax purposes, in accordance with ASU 805-30-50-1.

Note 4 – Securities, page F-28

10. We note that you have $55.0 million of corporate debt securities classified as held to maturity as of December 31, 2010. We also note that the fair value of these securities has not changed since being acquired in 2009, up through and including March 31, 2011. Please tell us the types of securities included in this portfolio and discuss the factors you believe are driving the fair value to equal cost since their acquisition date.

Note 5 – Loans, page F-31

11. You indicate that the loan table on page F-31 summarizes your loans by portfolio segment and class. However, it does not appear that you have separately classified your acquired loans accounted for under ASC 310-30 as a separate class of financing receivables. ASU 2010-20 indicates that the initial measurement attribute (e.g., amortized cost or purchased credit impaired) should be a basis for separately identifying a class of financing receivables. Please confirm for us and revise your future filings to disclose whether you consider your purchased credit impaired (PCI) loans to be a separate class of financing receivables. If you do not consider PCI loans to be a separate class, please tell us why. Refer to ASC 310-10-55-16.

12. We note your disclosure that the amount of non-performing loans is reported net of government guarantees. We also note your disclosure that the table excludes acquired loans that meet your definition of non-performing loans but for which the risk of credit loss has been considered by virtue of your estimate of acquisition-date fair value and/or

the existence of an FDIC loss-share agreement. Please tell us, and revise your disclosures in future filings to address the following:

- Please clarify if the government guarantees is referring to the same thing as the loans covered by the FDIC loss-share agreement;
- Clarify whether the amount of the government guarantee represents the fair value of the government guarantee, or whether it represents the carrying value of the loans that are covered by the government guarantee;
- Discuss the nature of the government guarantees and the extent of coverage provided (full or partial guarantee), as well as the principal loan class to which the guarantees relate; and
- Quantify the amount of loans that are excluded from the non-performing asset table due to the fact that they are (1) accounted for under ASC 310-30 (purchased credit impaired loans) and (2) covered by an FDIC loss share agreement.

13.   We note that you provide tabular disclosure of your originated nonperforming loans on page F-34. Please revise the table on page F-34 to disclose your "recorded investment" in nonaccrual financing receivables as required by ASC 310-10-50-7(a). Your current disclosure presents the principal balances of such loans.

14.   We note your disclosure regarding credit quality indicators on pages F-36 and F-37. Tell us why you would segregate your impaired loans for purposes of disclosing your credit quality indicators rather than including them in their respective risk rating or classification buckets. Please advise and revise your future filings accordingly.

15.   We are also unclear as to why you have not disclosed the credit quality indicators for your acquired loan portfolio. We note your disclosure on page F-37 that while acquired loans are risk rated, such ratings are not a determining factor in the establishment of the allowance for loan losses. However, as noted in ASC 310-10-50-28, the purpose of disclosing these credit quality indicators is to provide information that enables financial statement users to (a) understand how and to what extent management monitors the credit quality of its financing receivables in an ongoing manner and (b) assess the quantitative and qualitative risks arising from the credit quality of its financing receivables. Given that your acquired loans appear to be risk rated in a manner similar to your originated loans, we believe that disclosure of the credit quality indicators for this portfolio is necessary to meet the objective of ASC 310-10-50-28. Therefore, please revise your future filings accordingly.

16.   With respect to your Commercial Banking credit quality indicators, we note your disclosure on page F-37 that risk ratings are updated as warranted. Please revise your future filings to provide more specific disclosure as to when the credit quality indicators were updated. In this regard, please also clarify whether your risk ratings are updated on a periodic basis (i.e., quarterly) and more frequently if warranted. To the extent that risk

ratings are not updated on a periodic basis, explain how this impacts your determination of the allowance for loan losses for your Commercial Banking portfolio which, based on your accounting policy disclosure, appears to rely heavily on loan risk ratings.

17.   With respect to your Retail credit quality indicators, please revise your disclosure in future filings to provide qualitative information on how your internal risk classifications relate to the likelihood of loss as required by ASC 310-10-50-30. Please also disclose the date or range of dates that the credit quality indicators were updated as required by ASC 310-10-50-29.

Note 6 – Goodwill and Other Acquisition-Related Intangibles, page F-38

18.   We note your disclosure on page F-39 regarding the reassessment of your trade name intangible as a result of your decision to re-brand the Chittenden banks. Please respond to the following:

- Provide us with a more comprehensive description of your re-branding process, including the timeframe over which the former Chittenden banks were or will be re-branded;
- Provide us with the impairment analysis you performed as of June 30, 2010. This analysis should include the valuation model used to estimate the fair value of your trade name intangible at that date, including the significant assumptions used; and
- Tell us how you determined that a 20-year amortization period for the remaining trade name intangible was appropriate considering your timeline (or phase-in period) for completing the re-branding initiative.

Note 12 – Income Taxes, page F-43

19.   We note your disclosure that in 1998 you formed a passive investment company, People's Mortgage Investment Company, which permits transfers of mortgage loans to that subsidiary, and the related earnings of the subsidiary, and any dividends paid to the parent, are not subject to Connecticut income tax. Please respond to the following:

- Tell us whether you transfer all of your mortgage loans to People's Mortgage Investment Company, and if not, tell us the factors driving which loans are transferred to that subsidiary; and
- Given that you have established a valuation allowance for the full amount of your Connecticut deferred tax asset attributable to net temporary differences and state net operating loss carryforwards, please tell us why you established this entity in Connecticut and describe the business purposes and benefits arising from the use of the entity.

Note 19 – Fair Value Measurements, page F-64

20.   We note that you utilize the services of independent pricing services in certain of your
        fair value estimates. Please tell us and revise your future filings to disclose the extent to
        which, and how, the information is obtained and used in developing your fair value
        measurements. In this regard, please also disclose the following:

•   Explain whether, and if so, how and why, you adjust prices obtained from
    independent pricing services;
•   Discuss the extent to which the pricing services are gathering observable market
    information as opposed to using unobservable inputs and/or proprietary models in
    making valuation judgments and determinations; and
•   Describe the procedures you performed to validate the prices you obtained to ensure
    the fair value determination is consistent with ASC 820, and to ensure that you
    properly classified your assets and liabilities in the fair value hierarchy.

Note 22 – Business Segment Information, page F-77

21.   We note that approximately 45% of your consolidated provision for loan losses for the
        year ended December 31, 2010 was allocated to your "Other" business segment and that
        your basis for allocating the provision to your reportable segments is a five-year rolling
        average net charge-off rate. Please respond to the following:

•   Tell us how you determined that your allocation of the provision was made on a
    "reasonable basis" given that your "Other" segment does not appear to have been
    allocated any loans;
•   Confirm whether your loan portfolio is allocated to your business segments in the
    same manner in which they are segregated into your loan portfolio segments. In other
    words, clarify whether loans within your Commercial Banking portfolio segment are
    allocated to your Commercial Banking business segment while loans within your
    Retail portfolio segment are allocated to your Retail and Business Banking business
    segment. If not, please explain the basis for allocating loans to your business
    segments;
•   Explain why you chose to use an average charge-off rate as the basis for your
    segment provision allocation rather than directly attributing the provision recognized
    for each loan portfolio segment. For example, in your March 31, 2011 Form 10-Q
    you disclose on page 12 that you recorded a provision for loan losses of $11 million
    and $3.6 million, respectively, for your Commercial Banking and Retail loan
    portfolio segments. However, in your business segment disclosure on page 62, you
    have allocated only $8.7 million and $2.5 million, respectively, to the Commercial
    Banking and Retail and Business Banking business segments. Please explain the
    reasons for these differences;

- Tell us how you considered whether using an average charge-off rate to allocate the provision for loan losses to your segments would accurately reflect the incurred loan losses in these segments in periods in which you were building your allowance (i.e., the provision exceed net charge-offs);
- Confirm whether your segment provision for loan losses is reported to your CODM in this manner for purposes of allocating resources and assessing segment financial performance; and
- Tell us and disclose in future filings whether your operating segments were aggregated into reportable segments in accordance with ASU 280-10-50-21.

22.   As a related matter, please tell us how the net interest income in your "Other" business segment was generated. Based on your disclosure regarding funds transfer pricing on page F-78, it would appear that your net interest income would be allocated solely among your Commercial Banking, Retail and Business Banking, Wealth Management and Treasury business segments.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 4 – Loans, page 11

23.   We note footnote 1 to your table showing the aging information for originated loans which indicates that $40 million of the loans in the "past due 90 days or more" category have not yet reached 90 days past due but have been placed on non-accrual status as they present uncertainty with respect to the collectability of interest and principal.   Please tell us why you would classify loans that are not 90 days or more past due in that aging category, instead of simply properly classifying them in their aging category and adding a footnote indicating the amount of loans in that category that are on non-accrual status. Additionally, please clarify the loan class that this disclosure refers to.

Note 10 – Business Segment Information, page 32

24.   Please tell us your basis for including the segment disclosures required by ASU 280-10-50-32 in Management's Discussion and Analysis, as opposed to inclusion in the financial statement footnotes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 with any questions.

Sincerely,

Stephanie L. Hunsaker
Senior Assistant Chief Accountant